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14047524

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68542

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17A-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/13** (MM/DD/YY) AND ENDING **12/31/13** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **Apollo Global Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street
(No. and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Weidler **212-822-0730**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of Information contained in this form are not required to respond Unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

3/13/14

3/18/14

(SEC I.D. NO. 8-68542)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

******

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

APOLLO GLOBAL SECURITIES, LLC
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a(e)(3)*

AFFIRMATION

I, Chris Weidler, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Apollo Global Securities, LLC as of December 31, 2013, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Chris Weidler,
Chief Financial Officer

Subscribed to before me this
26th date of February 2014

Notary Public

ELVIRA M. ALTIMARI JAEGER
Notary Public, State of New York
No. 01AL6113151
Qualified in Nassau County
Commission Expires July 19, 2016

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Apollo Global Securities, LLC:

We have audited the accompanying statement of financial condition of Apollo Global Securities, LLC (the "Company") as of December 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Apollo Global Securities, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2014

APOLLO GLOBAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS		
Cash	$	111,503,379
Fees receivable		2,090,000
Other assets		35,162
TOTAL ASSETS	$	113,628,541

LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Payables to affiliates	$	1,013,784
Accounts payable and accrued expenses		254,264
TOTAL LIABILITIES		1,268,048
MEMBER'S EQUITY		112,360,493
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	113,628,541

See accompanying notes to statement of financial condition.

APOLLO GLOBAL SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

1. ORGANIZATION

Apollo Global Securities, LLC is a Delaware Limited Liability Company (the "Company") and an indirect, wholly-owned subsidiary of Apollo Management Holdings, LP (the "Parent"), a Delaware Limited Partnership. The Company was formed on March 3, 2010 and commenced business operations on March 30, 2011 when it was granted membership in Financial Industry Regulatory Authority ("FINRA"). Both the Company and the Parent are consolidated subsidiaries of Apollo Global Management, LLC (the "Ultimate Parent").

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and FINRA. The Company provides services relating to the placement of interests in private funds and partnerships, advice on merger and acquisition transactions, and engages in firm commitment underwritings in connection with the resale of securities pursuant to Rule 144A under the Securities Act of 1933.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions including those regarding certain accrued liabilities. Management believes that the estimates utilized in the preparation of the Statement of Financial Condition are reasonable and prudent. Actual results could differ materially from these estimates.

Cash—The Company only holds cash and did not hold any cash equivalents at December 31, 2013, or throughout the year then ended.

Revenues—Revenues are reported in four separate categories that include transaction fees, other income, underwriting fees and interest income.

The Company is entitled to receive transaction fees related to the acquisition and disposition of portfolio companies as a result of providing transaction advisory services to certain private equity and capital markets portfolio companies. Transaction fees are recognized when the underlying services rendered are substantially completed in accordance with the terms of their transaction agreements. Fees recognized but not received are included in Receivables from affiliates on the Statement of Financial Condition. All receivables from affiliates were collected as of December 31, 2013.

The Company has a service agreement with the Parent, which provides placement services on behalf of the Company. Under the servicing agreement the Company recognizes a fee, as placement services expenses are incurred and allocated by the Parent at cost. Income recognized but not received is netted against allocated expenses resulting in a single net payable amount included in Payables to affiliates on the Statement of Financial Condition.

Underwriting fees include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter. Underwriting fees are recognized at the time the underwriting is completed and the income is reasonably assured. Fees recognized but not received are included in Fees receivable on the Statement of Financial Condition.

Interest income is interest earned on cash balances in interest bearing bank accounts. Interest income is recognized when earned.

Allocation of Expenses from Affiliates—Pursuant to a servicing fee agreement between the Company and the Parent, the Parent provides through affiliates certain services, facilities and personnel as required for the Company to perform its broker-dealer business. The Parent initially pays all expenses associated with providing the services and allocates the expenses to the Company, at cost, based on the prorated amount of time dedicated to the provision of the services or on other such basis as determined commercially reasonable. The Parent annually reassesses the reasonableness of the allocation methodology.

The Company has a netting agreement with the Ultimate Parent and its consolidated subsidiaries whereas payables and receivables between these affiliates and the Company are set-off resulting in a single net payable amount in the Payables to affiliates on the Statements of Financial Condition.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or amounts which approximate fair value. Assets and liabilities that are recorded at amounts approximating fair value consist primarily of Fees receivable and Payables to affiliates.

4. INCOME TAXES

The Company is a single-member limited liability company and as such is not liable for income tax. Instead, income or loss attributable to the Company's operations is passed through to its Parent who is responsible for reporting such income or loss at the federal, state and local levels. Accordingly, no income tax provision has been recorded for the year ended December 31, 2013.

5. COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties—The Company primarily generates its revenues by executing and facilitating transactions for affiliates of the Parent, including portfolio companies of the funds they manage ("Related Parties"). Revenues for these services are based primarily on transactions with portfolio companies. As a result, the Company's revenues vary based upon transaction volumes.

Litigation and Contingencies – In the normal course of business, the Company may be party to, or otherwise involved in, litigations, claims and arbitrations that involve claims for substantial amounts. The Company has been and will, in the future, be involved in examinations, investigations or proceedings by government agencies and self–regulatory organizations. These examinations or investigations could result in substantial fines or administrative proceedings.

6. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer with the SEC and FINRA and, accordingly, is subject to the net capital rules pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and FINRA. Under these rules, the Company is required to maintain minimum net capital of no less than the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined by the net capital rules. At December 31, 2013, the Company's net capital was $110,235,331, which exceeded the minimum requirement by $110,135,331. Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC and FINRA.

7. RELATED PARTY ACTIVITY

The Company is involved in transactions with affiliates of the Parent, including the portfolio companies of funds managed by such affiliates, whereby the Company will earn transaction fees for its service. Transaction fees recognized but not received are included in Receivables from affiliates on the Statement of Financial Condition. All receivables from affiliates were collected as of December 31, 2013.

Pursuant to a servicing fee agreement, between the Company and the Parent, the Parent pays certain compensation, professional fees, occupancy, general and administrative expenses on behalf of the Company for which the Company reimburses the Parent at cost. The Company reallocates to the Parent at cost a portion of expenses related to placement services.

The Company has a netting agreement with the Ultimate Parent and its consolidated subsidiaries whereas payables and receivables between these affiliates and the Company are set-off resulting in a single net payable amount of $1,013,784 at December 31, 2013 as the Company has the right to offset.

8. SUBSEQUENT EVENTS

The Company has evaluated the impact of subsequent events through the date the Statement of Financial Condition was available to be issued, and determined there were no subsequent events requiring adjustment or further disclosure to the statement of financial condition.

*****

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA
www.deloitte.com

February 26, 2014

Apollo Global Securities, LLC
9 West 57th Street
New York, NY 10019

In planning and performing our audit of the financial statements of Apollo Global Securities, LLC (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 26, 2014 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a

deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP